
06064963


SEC MAIL
RECEIVED
PROCESSING
DEC 12 2006
WASH, D.C.
213
SECTION

AMERICAN ACCESS TECHNOLOGIES, INC.

2005 ANNUAL REPORT

CHAIRMAN'S MESSAGE TO SHAREHOLDERS

To our Shareholders:

Late one evening in an 18th century workshop where the early effects of electricity were being studied, a German scientist entered into his notebook: "I cannot say whether things will get better if we change; what I can say is they must change if they are to get better." His concerns about change 200 years ago are no different today.

The summer of 2006 was a summer of change for American Access Technologies. The change evolved out of series of measured decisions by your board of directors. President and CEO John Presley stepped down from the company's leadership and senior executive Tim Adams stepped up to take command of the company. In the midst of this change the company began formal discussions that may lead to a business combination with M&I Electric of Houston.

AAT directors are proactive stewards who see their role as setting into place a management environment that allows the company to build itself out of bricks of solid strategic thinking and the mortar of open accountability. We believe that is at the heart of our fiduciary responsibility.

As directors we believe AAT is creating the right vision in the right markets with the right strategic elements to capitalize on the right business opportunities. Management has pledged to aggressively work toward revenue growth, profitability and continued generation of positive cash flow from operations in the coming fiscal year. That translates to enhanced shareholder value.

Looking forward, the board believes the new directions being embarked upon by the company's management have solid business principles at their core. Planning, organization, and execution will drive the company. Customer focus, product quality, and employee enhancement will fuel that drive.

While change can be illusory, the board believes change for AAT will mean progress.

Respectfully,
American Access Technologies, Inc.

Howard W. Kelley
Chairman
Board of Directors

PRESIDENT'S MESSAGE TO SHAREHOLDERS

To our Shareholders:

2005 was the third consecutive year in which American Access Technologies, Inc. met its stated goal of achieving record revenues. Our annual revenues increased 24.8% to $8.417 million from last years all time high of $6.740 million. Solid sales growth was achieved by our zone cabling and wireless products, as well as our formed metal product line.

Our zone cabling revenue growth was a result of a consistent focus on our strategic alliance with Chatsworth Products, Inc. and our key OEM partners. Our product management team concentrated on promoting our most profitable products through our theme of engineered solution selling. Our formed metal product line also enjoyed increased sales revenue during 2005. This was, in part, a result of our focus on increasing sales to our customers in the telecommunication, electronics, and medical equipment markets in the Southeast. It was also a result of the improved revenues associated with our value added assembly services which were actively marketed throughout the year.

While we anticipate that our revenue will continue to grow, we are most excited about American Access Technologies' commitment to reduce our cost of sales. In 2005 the cost of sales, as a percent of revenue, was reduced by 6% compared to 2004. This resulted in our reporting two profitable quarters during the year, and a reduction in loss before other income for the year of $704,000 from the prior year. The significant increases in the material prices seen by our industry were more than offset by improved material utilization, appropriate product pricing strategies, and reduced labor costs as a percent of sales. The American Access Technologies team increased revenue approximately 25% with little or no increase in our total annual labor and related expenses. This can be attributed to our focus on employee productivity by improvements in throughput, improvements in product quality, and our investment in more productive equipment. We expect that our focus on cost containment, productivity improvement, and better product management will result in a profitable 2006.

Each employee of American Access Technologies, Inc. is committed to our continued improvement in product quality, throughput, and on time delivery. We wish to thank our stockholders, our partners, and our customers for their continued support as we build on the foundation of profitable growth established in 2005.

Sincerely,
American Access Technologies, Inc.

Timothy C. Adams
President and Chief Operating Officer

OUR BUSINESS

American Access Technologies, Inc. ("the Company", "American Access", "our","us" or "we") develops and manufactures patented "zone cabling" and wireless telecommunication enclosures. These enclosures mount in ceilings, walls, raised floors, and certain modular furniture to facilitate the routing of telecommunications network cabling, fiber optics and wireless solutions to the workspace environment. We believe that zone cabling is a superior approach for growing and open office configurations or wherever frequent moves, additions and changes of telecommunications services are a factor. Our enclosures provide state-of-the-art flexible cabling and wireless solutions in the high-speed communication networks found throughout office buildings, hospitals, schools, industrial complexes and government buildings. Our patented and revolutionary product allows users to route cables into specific areas, where they are needed in a streamlined, flexible, and cost effective fashion. With recent standards issued by the Telecommunications Industry Association ("TIA"), our products have gained acceptance by architects, consultants and engineers. Zone cabling greatly facilitates subsequent moves, adds, changes ("MACs") and upgrades for the network installations of today and tomorrow.

In light of the ever-changing telecommunications demands, we continue to expand our proprietary line of products to address the growing need for a multitude of box sizes, cable configurations and flexible installation and access. We continue to seek additional private labeling agreements with manufacturers for which we can customize our products to their specifications, thus allowing them to serve as an Original Equipment Manufacturer ("OEM"). We can also custom-label our current products to suit the presentation needs of our OEMs. Many of our products are included in the catalog for government contracts and large private sector jobs with one of the nation's top distributors of telecommunications systems products.

Omega Metals, Inc. ("Omega Metals"), a wholly-owned subsidiary of the Company since 1998, was merged into the Company effective February 3, 2005 and continues to operate as a separate division. Omega Metals is a precision sheet metal fabrication and assembly operation which manufactures our zone cabling and wireless products. Manufacturing services include precision stamping, bending, assembling, painting, powder coating and silk screening. Omega Metals serves a diverse client base including, but not limited to, engineering, technology and electronics companies, primarily in the Southeast. The utilization of our state-of-the-art laser cutter and our robotic welder has allowed Omega Metals to expand its services in the telecommunications and medical equipment industries.

The Company, including the Omega Metals division, operates from a 67,500 sq. ft. manufacturing facility situated on 8 1/2 acres of land which is owned by the Company.

On May 9, 2003 we entered into an agreement with Chatsworth Products, Inc. ("CPI"), Westlake Village, CA establishing a five-year strategic alliance for the manufacture and sales of zone cabling and wireless products developed by American Access. These products, all of which are currently manufactured by American Access, are co-branded with the names of both American Access and CPI and are exclusively sold and distributed by CPI. Under the agreement, American Access will continue to manufacture the products, however CPI will have manufacturing rights under certain circumstances. In connection with the alliance, CPI purchased 215,517 shares of American Access common stock in a private placement at $1.16 per share.

MARKET FOR SECURITIES

Common Stock

The Company's common stock trades on the Nasdaq Stock Exchange under the symbol "AATK".

The following table sets forth quotations for the high and low closing prices for the Company's common stock, as reported by Nasdaq, for the periods indicated below:

	Year Ending December 31, 2006		Year Ending December 31, 2005		Year Ending December 31, 2004	
	High	Low	High	Low	High	Low
1st Quarter	$ 1.78	$ 1.36	$ 2.22	$ 1.25	$ 1.98	$ 1.25
2nd Quarter	$ 1.57	$ 1.00	$ 2.05	$ 1.36	$ 2.00	$ 1.15
3rd Quarter	$ 1.43	$ 1.01	$ 2.23	$ 1.78	$ 2.05	$ 1.52
4th Quarter			$ 2.04	$ 1.68	$ 2.50	$ 1.72

RESULTS OF OPERATIONS

Revenues

Total revenues increased approximately $1,676,000 (24.9%) in 2005. The zone cabling division increased its revenues approximately $331,000 (12.0%).

Sales to CPI increased approximately $218,000 (13.7%) over 2004's sales and contributes 65.9% of the total increase in zone cabling revenue and 58.6% of all zone cabling revenue. The remainder of the sales increase is attributable primarily to two OEM accounts.

The Omega Metals division increased its revenues approximately $1,345,000 (33.8%). Omega Metals experienced increased sales with several long-term customers while successfully attracting additional new business.

Pricing for our OEM relationships is reviewed and updated annually to take into account such changes as market demand and economic factors affecting costs. Omega Metals is not limited to annual pricing reviews and revises its pricing accordingly.

	2005	2004	% change
Formed metal	$5,323,268	$3,978,308	33.8
Zone cabling	3,093,342	2,762,029	12.0
Total	$8,416,610	$6,740,337	24.9

Costs and Expenses

Cost of sales represents expenses incurred by the Company to have its products manufactured, assembled and delivered. These costs represent 80.6% of revenues for the year 2005 and 86.5% of revenues for the year 2004. Our average cost of aluminum, cold rolled steel and stainless steel purchases increased 17%, 27% and 83%, respectively, over the average of our 2004's costs. Increased mechanized processing with the laser and the robotic welder has allowed the Company to increase sales with a minimal increase in head count. However, labor and related costs decreased primarily due to allocations to Finished Goods and Work in Process, which doubled in relation to the prior year. Materials requisition processes were improved to reduce not only the processing time involved but also the number of deliveries. However, equipment and building maintenance and insurance premiums increased, as did depreciation expense due the addition of the laser-cutting machine.

	2005	% Revenue	2004	% Revenue	% Change
Materials	$ 2,233,895	26.5%	$ 1,574,219	23.4%	3.2%
Labor & Related Costs	2,737,740	32.5%	2,726,346	40.4%	-7.9%
Contracted Services	185,391	2.2%	261,776	3.9%	-1.7%
Supplies/Small Tools	361,951	4.3%	263,796	3.9%	0.4%
Utilities	337,904	4.0%	234,423	3.5%	0.5%
Shipping	247,453	2.9%	208,803	3.1%	-0.2%
SiteExpenses and Depreciation	650,828	7.7%	535,138	7.9%	-0.2%
Other	26,864	0.3%	24,952	0.4%	-0.1%
Total Cost of Sales	$ 6,782,026	80.6%	$ 5,829,453	86.5%	-5.9%
Gross Margin	$ 1,634,584	19.4%	$ 910,884	13.5%	5.9%

Selling, general and administrative costs represent 9.6% of revenues for the year 2005 and 13.0% for the year 2004. The $69,000 decrease in expense is due to a decrease of approximately $70,000 in amortization expense, $96,000 professional and legal costs, a decrease of $27,000 in travel and entertainment expenses and a net decrease of other general and administrative expenses of $2,000. These decreases are offset primarily by an increase of $55,000 for commission expense due to increased sales, $30,000 due to accounting fees in relation to a restatement of the 2004 10-KSB, $18,000 of patent expenses, $13,000 related to our bad debt allowance, $5,000 in advertising expense and $5,000 for insurance.

Compensation and related benefits represent 12.1% of revenues for the year 2005 and 12.7% for the year 2004. Although the expense as a percentage of revenues decreased, the overall cost increased due to staff supplementation in our Sales and Engineering departments, vacation accruals and health insurance premium costs. Stock-based compensation of approximately $68,000 represents 0.8% of sales for the year 2005 as compared to $144,000, or 2.1% of sales for the year 2004. Stock-based compensation represents fees for services rendered by outside counsel and the expensing of options to outside consultants. The 2004 expense of $144,000 also represents fees for services rendered by outside counsel and the expensing of options to outside consultants but also includes approximately $55,000 to settle certain legal claims.

Costs and Expenses:	2005	% Revenue	2004	% Revenue	% Change
Cost of sales	$6,782,026	80.6%	$5,829,453	86.5%	-5.9%
Selling, general and administrative	810,298	9.6%	878,948	13.0%	-3.4%
Compensation and related benefits	1,022,103	12.1%	857,732	12.7%	-0.6%
Stock-based compensation	67,760	0.8%	143,775	2.1%	-1.3%
	$ 8,682,187	103.2%	$ 7,709,908	114.4%	-11.2%

The $704,000 improvement in Loss Before Other Income is primarily the result of an increase of approximately 25% in sales combined with approximately a 6% improvement in gross margin. Reduced costs of selling, general, administrative expense and stock-based compensation of $69,000 and $76,000, respectively, are offset by an increase of $164,000 in compensation and related benefits expense. These factors, in conjunction with a positive net effect of $86,000 for other income and expenses, culminate in a net loss of $196,000 for 2005, which is an improvement of $790,000 as compared to a loss of $986,000 for 2004.

	2005	% Revenue	2004	% Revenue	% Change
Loss Before Other Income/Expense	($265,577)	-3.2%	($969,571)	-14.4%	27.4%
Net Loss	($196,072)	-2.3%	($985,566)	-14.6%	19.9%

Liquidity and Capital Resources

Our operating activities provided cash of $74,795 during the year ended December 31, 2005 compared to utilization of $363,469 in 2004. Net cash consumed by operating activities consisted of net losses, a decrease in realized and unrealized gains on investments and increases in accounts receivable, inventories, accounts payable and accrued expenses. The cash decrease is offset by increases in depreciation, amortization, options and stock issued for services, allowances for obsolete inventory and bad debt in conjunction with a decrease in prepaid expense and other current assets.

Net cash used by investing activities for the year ended December 31, 2005 was $513,524 compared to a utilization of $266,283 in 2004. The purchase of fixed assets, primarily the laser-cutting machine, is offset by proceeds from the sale of investments.

Net cash provided by financing activities was $92,660 for the year ended December 31, 2005 compared to a provision of $1,305,825 in 2004. Cash provided during 2005 was the result of the exercise of stock options on December 30, 2004 from which $92,660 was received in January 2005. During 2004, $1,043,450 was received as the result of the selling of stock to CPI and for the capital raise for the laser-cutting machine. The exercise of stock options provided $262,375 during 2004.

Our operating and capital requirements in connection with operations have been and will continue to be significant. Based on our current plans, we anticipate that revenues earned from product sales will be the primary source of funds for operating activities. In addition to existing cash and cash equivalents, we may rely on bank borrowing, if available, or sales of securities to meet the basic capital and liquidity needs for the next 12 months. Additional capital may be sought to fund the expansion of our product line and marketing efforts, which may also include bank borrowing, a private placement of securities or the potential exercise of existing options. However, we have no agreements for funding at this time and there can be no assurance that funding will be available if we require it.

In December 2003, we announced an agreement with an institutional investor to purchase 365,286 shares of our common stock pursuant to a Private Investment Public Equity ("PIPE") for $370,000, an average price of $1.01 per share. The purchase price of the shares approximated the average closing price of the stock for the 30 trading days prior to the initial close. The closing of the initial installment of 143,000 shares for $130,000 was completed December 4, 2003. On February 6, 2004, the final installment for 222,286 shares was completed and $240,000 was collected. The closing on the balance of the agreement took place after a registration statement covering the resale of the shares by the investor was declared effective by the SEC. The sale was arranged directly between the Company and the investor and no sales commission was paid or options issued in connection with the private placement. We believe this investment reflects the growing confidence of investors in American Access, our management and overall business strategy. The proceeds from this private placement will enable our Company to continue to fund our manufacturing expansion, increase working capital and fund general corporate purposes. The Company recognized a decrease in equity of $49,750 for consulting and legal fees related to this transaction.

On both February 3, 2004 and May 4, 2004, the Company received $50,000 from CPI to finalize the purchase of stock related to the strategic alliance formed in May 2003.

During 2004, 371,500 options were exercised to purchase the Company's common stock. Options were exercised by employees and commissioned salesmen at strike prices ranging from $0.78 to $1.53 and the Company collected $355,035.

On October 12, 2004, the Company sold 407,136 shares of common stock to four institutional investors in a private placement transaction for gross proceeds of $753,200, at a price of $1.85 per share. The purchase price of the shares approximated the average closing price of the common stock over the 15-day period prior to the execution of the contract. Under the terms of the transaction, the investors received options to purchase an additional 150,000 common shares, exercisable at $2.30 per share for a period of five years and the registered broker dealer firm which acted as the placement agent in connection with the purchase of such shares and options by two of the investors received options to purchase 6,700 common shares, exercisable at $2.30 per share for a period of five years. We earmarked the proceeds of this funding to purchase laser-cutting equipment. That equipment has been delivered and installed as of March 2005. The Company recognized a decrease in equity of $49,750 for consulting and legal fees related to this transaction.

DIRECTORS AND OFFICERS

The directors, executive officers, and key employees of the Company are as follows:

Name	Age	Position
Howard W. Kelley	64	Chairman of the Board - Independent Director
Timothy C. Adams	55	President and Chief Operating Officer
Joseph F. McGuire	48	Director, Chief Financial Officer/Sec/Treasurer
Erik Wiisanen	62	Director, VP – Sales and Marketing, Omega Metals
Lamar Nash	60	Independent Director
Ken Cornell	37	Independent Director
Clark Schaffer	49	Independent Director
John E. Presley	67	Director

HOWARD W. KELLEY was appointed Chairman of the Board on May 5, 2006. He became a member of the Board of Directors and its Corporate Governance and Nominating Committee and the Audit Committee in May 2005. Mr. Kelley is President of Jacksonville-based Sally Corporation, one of the oldest and largest designers and fabricators of animation robotics and dark rides used internationally in theme parks, museums, and attractions.

TIMOTHY C. ADAMS was named President and Chief Operating Officer effective September 1, 2006. He joined the Company as Vice President - Sales and Marketing effective January 1, 2005.

JOSEPH F. MCGUIRE was hired by the Company on June 4, 2000. The Board of Directors appointed him Chief Financial Officer and Director on June 29, 2000.

ERIK WIISANEN was our Interim President and Chief Executive Officer from May 5, 2006, to September 1, 2006. He has been Vice President - Sales and Marketing of the Company's Omega Metals division since 1981 and continues in that position. He was elected a Director in December 1999.

LAMAR NASH became a member of the Board of Directors and the Audit Committee in January 2003. He is Chairman of the Compensation Committee. He was a member of our Advisory Board from November 2001 to December 2002. Mr. Nash has served as Vice President of Business Development for Barton Malow Company's Southern Region since February 2004.

KENNETH M. CORNELL became a member of the Board of Directors and Chairman of the Board's Audit Committee in April 2004. He attended the University of Florida 's Fisher School of Accounting Master's Program and graduated in 1991. Mr. Cornell founded CornellCFO in 1997. CornellCFO has assisted companies in the high technology arena with financing, strategic alliances, merger and acquisition, and various turnaround services since 1997. Since 2003, Mr. Cornell has practiced in Florida as a Realtor and currently holds his Brokers license.

CLARK SCHAFFER became a member of the Board of Directors in August 2005. In 2004 he started Schaffer Consulting, Inc. providing CFO consulting services for small to medium companies. Mr. Schaffer has held his CPA license in the State of Florida since 1987.

JOHN E. PRESLEY has been a Director of the Company since November 1998, and was President and CEO from April 12, 1999 to May 5, 2006.

Our directors are elected for a one-year term at our annual shareholders' meeting. Vacancies may be filled by the Board of Directors until the next annual meeting.

John Presley, Director, is the brother-in-law of Erik Wiisanen, Vice President of Marketing for Omega Metals and a Director of the Company.

Change of Independent Auditor

On December 8, 2005, the Audit Committee dismissed Rachlin Cohen & Holtz LLP ("Rachlin") as the Company's independent registered public accounting firm.

The reports of Rachlin on the financial statements of the Company as of and for the years ended December 31, 2004 and December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle; except that their reports on the Company's financial statements as of and for each of the years ended December 31, 2004 and 2003 were modified to include an emphasis paragraph that notes that the Company is subject to certain risks and other matters.

During the fiscal years ended December 31, 2004 and 2003 and through December 8, 2005, there were no disagreements with Rachlin on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Rachlin, would have caused Rachlin to make reference thereto in its report on the Company's financial statements for such years.

As described under Item 3 of the Company's Form 10 QSB for the quarter ended September 30, 2005 (filed on November 15, 2005), Item 3 of the Company's Form 10 QSB for the quarter ended June 30, 2005 (filed on August 15, 2005) and Item 8A of the Company's Form 10 KSB/A for the year ended December 31, 2004 (filed on August 15, 2005), Rachlin advised the Company and the Company disclosed that it had a material weakness resulting from a deficiency in internal controls over the valuation and reporting of inventory, which resulted in a restatement of the Company's December 31, 2004 financial statements.

A letter from Rachlin to the SEC indicating its agreement with the above disclosures has been filed as Exhibit 16.1 to the Company's current report on Form 8-K filed on December 14, 2005.

The Company engaged Tedder, James, Worden & Associates, P.A. on December 14, 2005 as its new independent registered public accounting firm for its fiscal year December 31, 2005. During the two most recent fiscal years and the subsequent interim period to December 14, 2005, the Company did not consult with Tedder, James, Worden & Associates, P.A. regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements.

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AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

INDEX TO FINANCIAL STATEMENTS

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Access Technologies, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of American Access Technologies, Inc. and Subsidiary as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Access Technologies, Inc. and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

Orlando, Florida
February 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
American Access Technologies, Inc. and Subsidiary

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of American Access Technologies, Inc. and Subsidiary for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of American Access Technologies, Inc. and Subsidiary and their cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
January 30, 2005

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2005

ASSETS		December 31, 2005
Current Assets:		
Cash and cash equivalents	$	613,943
Accounts receivable, net of allowance of $92,000		1,272,988
Inventories		1,441,088
Prepaid expenses and other current assets		47,511
Total current assets		3,375,530
Property, plant and equipment, net		3,157,392
Intangible assets		68,958
Other assets		88,765
Note receivable, other, net of allowance of $361,562		-
Total assets	$	6,690,645

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	470,122
Accrued expenses		369,888
Total current liabilities		840,010
Commitments, Contingencies and Other Matters		-
Stockholders' Equity:		
Preferred stock, $.001 par value; authorized 1,000,000 shares; issued and outstanding, -0- shares		-
Preferred stock-Series A, $.001 par value; authorized 60,000 shares; issued and outstanding, -0- shares		-
Common stock, $.001 par value; authorized 30,000,000 shares; issued and outstanding shares, 7,417,160 shares		7,417
Additional paid-in capital		15,653,984
Deficit		(9,810,766)
Total stockholders' equity		5,850,635
Total liabilities and stockholders' equity	$	6,690,645

See notes to consolidated financial statements.

AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Net Sales:		
Formed metal	$ 5,323,268	$ 3,978,308
Zone cabling	3,093,342	2,762,029
	8,416,610	6,740,337
Costs and Expenses:		
Cost of sales	6,782,026	5,829,453
Selling, general and administrative	810,298	878,948
Compensation and related benefits	1,022,103	857,732
Stock-based compensation	67,760	143,775
	8,682,187	7,709,908
Loss Before Other Income (Expense)	(265,577)	(969,571)
Other Income (Expense):		
Other income (expense)	57,688	(2,407)
Loss on sale of equipment	-	(28,179)
Realized and unrealized gain on investments	11,817	14,591
	69,505	(15,995)
Net Loss	$ (196,072)	$ (985,566)
Net Loss Per Common Share - Basic and Diluted	$ (.03)	$ (.15)
Weighted Average Common Shares Outstanding	7,397,189	6,789,029

See notes to consolidated financial statements.

AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in		Deferred Stock-Based	
	Shares	Amount	Capital	Deficit	Compensation	Total
Balance, December 31, 2003	6,301,129	$6,301	$14,163,355	$ (8,629,128)	$ (18,275)	$5,522,253
Year Ended December 31, 2004:						
Sale of common stock in private placements	629,422	629	942,821	-	-	943,450
Exercise of options and warrants	371,500	371	354,664	-	-	355,035
Common stock issued for services	41,000	41	69,959	-	-	70,000
Common stock issued as compensation	39,209	40	55,460	-	-	55,500
Amortization of deferred compensation	-	-	-	-	18,275	18,275
Net loss	-	-	-	(985,566)	-	(985,566)
Balance, December 31, 2004	7,382,260	$7,382	$15,586,259	$ (9,614,694)	$ -	$5,978,947
Year Ended December 31, 2005:						
Common stock issued for services	34,900	35	53,865	-	-	53,900
Warrants granted for services	-	-	13,860	-	-	13,860
Net loss	-	-	-	(196,072)	-	(196,072)
Balance, December 31, 2005	7,417,160	$7,417	$15,653,984	$ (9,810,766)	$ -	$5,850,635

See notes to consolidated financial statements.

AMERICAN ACCESS TECHNOLOGIES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows from Operating Activities:		
Net loss	$ (196,072)	$ (985,566)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation and amortization	516,776	393,252
Options and stock issued for services	67,760	143,775
Allowance for obsolete inventory	12,500	-
Allowance for doubtful accounts	20,000	-
Loss on sale of equipment	-	28,179
Realized and unrealized gains on investment	(3,123)	-
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(357,128)	31,338
Inventories	(416,275)	81,574
Prepaid expenses and other current assets	21,213	60,531
Increase (decrease) in:		
Accounts payable and accrued expenses	409,144	(116,552)
Net cash and cash equivalents provided by (used in) operating activities	74,795	(363,469)
Cash Flows from Investing Activities:		
Purchases of fixed assets	(938,206)	(294,062)
Proceeds from sale of investments	427,677	-
Interest earned on investments	-	(12,418)
Proceeds from sale of equipment	-	45,000
Increase in patent costs	(2,995)	(4,803)
Net cash and cash equivalents used in investing activities	(513,524)	(266,283)
Cash Flows from Financing Activities:		
Net proceeds from issuance of common stock, net of related costs	-	943,450
Proceeds from stock subscription receivable	-	100,000
Proceeds from exercise of options	92,660	262,375
Net cash and cash equivalents provided by financing activities	92,660	1,305,825
Net Increase (Decrease) in Cash and Cash Equivalents	(346,069)	676,073
Cash and Cash Equivalents, Beginning	960,012	283,939
Cash and Cash Equivalents, Ending	$ 613,943	$ 960,012
Non-Cash Investing and Financing Activities:		
Stock purchase receivable	$ -	$ 92,660
Interest income reinvested into cash and cash equivalents	$ 8,694	$ -

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

American Access Technologies, Inc. ("the Company", "American Access", "our", "us" or "we") was incorporated on October 21, 1996, under the laws of the State of Florida. The Company's Articles of Incorporation, as amended on November 25, 1996, authorize the Company to issue and have outstanding at any one time 10,000,000 shares of common stock, par value $.001 per share and 1,000,000 shares of preferred stock, par value $.001 per share.

On October 2, 1998, the previously amended Articles of Incorporation were further amended to authorize 60,000 shares of Series A 10% Senior Convertible Preferred stock, par value $.001 per share. During November 1998, the Company completed a $5,000,000 private placement of 50,000 shares of its Series A 10% Senior Convertible Preferred Stock, at $100.00 per share. During 1999 and 2000, holders of the Series A Preferred stock converted 50,000 of the Series A Preferred shares into 505,515 common shares. At December 31, 2005, there was no Preferred stock issued and outstanding.

On February 14, 2001, the Articles of Incorporation were further amended increasing the shares of common stock authorized from 10,000,000 to 30,000,000 shares.

Business

The Company manufactures patented zone cabling enclosures for the telecommunications industry, enabling businesses and government to move, add, and change copper and fiber optic cabling to keep pace with advances in high-speed communications networks.

Omega Metals, a wholly-owned subsidiary of the Company since 1998, is a precision sheet metal fabrication and assembly company which manufactures various products used in the telecommunications, electronics and medical industries. It is located in Northeast Florida midway between Jacksonville and Gainesville. Omega Metals was established in 1981, serving a diverse client base, including but not limited to engineering, technology and electronic companies, mostly in the Southeastern markets. Effective February 3, 2005, Omega Metals was merged into American Access and continues to function as a separate division. The utilization of our state-of-the-art laser cutter and our robotic welder has allowed Omega Metals to expand its services in the telecommunications and medical equipment industries.

Zonecabling.com, Inc., a wholly-owned subsidiary of the Company, was incorporated on May 4, 2000, to develop a Business-to-Business e-commence portal, and is currently inactive.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All material inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results. Those estimates subject to potential change in the near term include allowances for doubtful accounts, notes receivable, obsolete inventories, and allocations of production overhead to inventories.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company recognizes revenue from product sales at the time the product is shipped and title passes to the customer.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and Cash Equivalents

The Company maintains deposit balances at financial institutions that, from time to time, may exceed federally insured limits. At December 31, 2005, the Company had deposits in excess of federally insured limits of approximately $360,000. The Company maintains its cash with high quality financial institutions which the Company believes limits these risks.

In addition, the Company maintains an investment account with a financial institution that is not insured by the FDIC. These funds, which were invested primarily in money market funds at December 31, 2005, may be subject to insurance by SIPC, Securities Investor Protection Corporation, subject to various limitations. At December 31, 2005, approximately $153,000 was held in this account and is included in Cash and Cash Equivalents.

Notes and Trade Receivables

Notes and trade receivables are recorded at net realizable value. The Company records interest income on loans receivable using an appropriate rate of interest over the life of the loan. Related fees and/or costs are deferred and amortized over the life of the loan using the interest method.

The Company does business and extends credit based on an evaluation of the customers' financial condition generally without requiring collateral. Exposure to losses on trade receivables is expected to vary by customer due to the financial condition of each customer. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

Non-Accrual and Past-Due Notes and Trade Receivables

Interest income accruals are suspended for interest-bearing loans receivable that are in default during the period of time that collectibility is uncertain. Payments received on non-accrual loans are first applied against any accrued interest balance outstanding. Once collectibility is considered to be certain, interest income accruals are resumed.

Delinquent notes and trade receivables are charged against the allowance for doubtful accounts once uncollectibility has been determined. Notes and trade receivables are considered to be past due and placed

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Non-Accrual and Past-Due Notes and Trade Receivables (Continued)

on delinquent status based on contractual terms, as well as how frequently payments are received, on an individual account basis.

Inventories

Inventories are stated at the lower of cost or market, with material cost determined using an average cost method which closely approximates the first in – first out method. Inventory costs for finished goods and work-in-process include direct material, direct labor, production overhead and outside services. Production overhead, including indirect labor, is allocated to finished goods and work-in-progress based on material consumption.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated, using the straight-line method, over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized currently. Repairs and maintenance are charged to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

Patents

The Company has capitalized certain incremental costs incurred related to acquiring several patents on the Company's products. The Company holds five patents that were finalized and issued by the United States Patent Department. The Company also holds patents in Japan, China, Australia, Canada, Mexico, Germany, Austria and Great Britain. The Company amortizes the cost of patents over the patents' estimated useful lives, 18 years. Recurring patent maintenance fees are expensed.

Product Development Costs

Costs in connection with the development of the Company's product are comprised of design, production, consulting and other related professional fees. These costs are charged to expense as incurred.

Advertising

Advertising costs are charged to expense as incurred. Advertising costs were approximately $7,000 and $3,000, respectively, for the years ended December 31, 2005 and 2004.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes.*" SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary differences, operating loss carry-forwards, and tax credit carry-forwards existing at the date of the financial statements.

A temporary difference is a difference between the tax-basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Loss per Common Share

The Company computes earnings (loss) per common share in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, *"Earnings per Share,"* which requires the presentation of both basic and diluted earnings (loss) per share.

Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the periods. The number of shares used in the computation is 7,397,189 and 6,789,029 for the years ended December 31, 2005 and 2004, respectively. Diluted net loss per common share, assuming exercising of the options issued and convertible preferred stock, is not presented as the effect of conversion is anti-dilutive.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No. 123"), encourages, but does not require companies to record stock-based compensation plans using a fair value based method. The Company has chosen to continue to account for stock-based compensation using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

The Company used the Black-Scholes option-pricing model to determine the fair value of stock option and warrant grants made in 2005 and 2004. The following assumptions were applied in determining the pro forma compensation cost:

	2005	2004
Risk Free Interest Rate	5.0%	5.0%
Expected Dividend Yield	-	-
Expected Option Life	0.75-1.25 years	0.75-1.25 years
Expected Stock Price Volatility	52% to 70%	74% to 131%

Had compensation cost for the options issued to employees, officers and directors been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net loss and loss per share would have been as follows:

	2005	2004
Net Loss:		
As reported	$(196,072)	$(985,566)
Deduct:		
Compensation expense determined under fair-value based method for all awards	(558,341)	(733,355)
Pro forma	$(754,413)	$(1,718,921)
Loss Per Share:		
Basic:		
As reported	$ (0.03)	$ (0.15)
Pro forma	$ (0.10)	$ (0.25)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company continually evaluates whether events and circumstances have occurred that may warrant revision of the estimated life of its intangible and other long-lived assets or whether the remaining balance of its intangible and other long-lived assets should be evaluated for possible impairment. If and when such factors, events or circumstances indicate that intangible or other long-lived assets should be evaluated for possible impairment, the Company determines the existence of an impairment of the asset by making an estimate of expected undiscounted future cash flows over the remaining lives of the respective assets and compares that fair value with the carrying value of the assets in measuring their recoverability. In determining the expected future cash flows, the assets will be grouped at the lowest level for which there is cash flow, at the operating subsidiary level.

Fair Value of Financial Instruments

The respective carrying value of certain on-balance-sheet financial instruments approximates their fair value. These instruments include cash and cash equivalents, accounts receivable, notes receivable, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123-R, a revision of FASB Statement No. 123, *"Accounting for Stock-Based Compensation."* This Statement supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and its related implementation guidance. SFAS No. 123-R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS No. 123 as originally issued and EITF Issue No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."* This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*. This Statement becomes effective the beginning of the first interim or annual reporting period that begins after December 15, 2005. At this time, the Company has not yet determined a course of action or, therefore, the financial effect with regard to the issuance of options or to issue options during 2006.

NOTE 2. SUMMARY OF CERTAIN RISKS AND OTHER MATTERS

Profitability and Liquidity

As of December 31, 2005, the Company reflected stockholders' equity of approximately $5,851,000. However, the Company has incurred net losses of approximately $196,000 in 2005 and $986,000 in 2004, and has an accumulated deficit balance of approximately $9,811,000 at December 31, 2005. The Company's ability to achieve sustained profitable operations is dependent on continuing to achieve sales growth through expansion of sales and marketing efforts. Management believes that cash flows from operations will be sufficient to fund operations. There is no assurance that such events will occur.

NOTE 2. SUMMARY OF CERTAIN RISKS AND OTHER MATTERS (Continued)

NASDAQ Listing

The Nasdaq Small Cap Market is now known as The Nasdaq Capital Market. Our stock is currently listed on the Nasdaq Capital Market. The Nasdaq Stock Market's Marketplace Rules impose a minimum stock price of $1.00 per share for the continued listing of the Company's stock. As of the date of this report, the Company is in compliance with all Nasdaq Stock Market listing requirements. If the Company's stock price were to close below $1.00 for 30 consecutive trading days in the future, the Marketplace Rules impose a minimum stock price of $1.00 per share for the continued listing of the Company's stock. As of the date of this report, the Company is in compliance with all Nasdaq Stock Market listing requirements. If the Company's stock price were to close below $1.00 for 30 consecutive trading days in the future, the Company could be out of compliance and the Company's stock would be subject to delisting if the Company did not achieve compliance within the 180-day cure period provided in the Nasdaq Marketplace Rules. If the Company is delisted, our stock's liquidity would suffer, and the Company would most likely experience reduced investor interest. Such factors may result in a decrease in the Company's stock's trading price. Delisting also makes it more difficult for the Company to issue additional shares in order to secure additional financing.

Pending Litigation

The Company is involved in certain pending litigation as to which it cannot predict the outcome with any certainty (see Note 13).

NOTE 3. ACQUISITION OF PRODUCT RIGHTS

On January 11, 2002, the Company entered into an Agreement for the Acquisition of Product Rights ("Agreement") from Bill Sherer Corporation ("BSC") and its principal, Bill Sherer. All rights, entitlements, logos, trademarks, goodwill and designs pursuant to the Northern Lights/Eclipse Ultraviolet Light Air Cleansing Systems (the "Products") were acquired by the Company in exchange for a one-time cash payment of $50,000, $500,000 in restricted American Access Common Stock, and forgiveness of approximately $133,000 in outstanding accounts receivables carried by the Company on BSC's account.

On October 1, 2002, the Company amended the agreement for the purchase of the products rights. The Company paid $25,000 in cash over five quarters ($125,000 in total) commencing November 1, 2002 and ending November 1, 2003, in addition to the previous one-time cash payment of $50,000 and forgiveness of approximately $133,000 in outstanding accounts receivable. In exchange for the cash payments, the Company did not issue $500,000 of restricted American Access Common Stock plus 5% interest earned which was also payable in stock that, pursuant to the original agreement, could have been requested at any time after January 11, 2003 through January 11, 2007. The amendment reduced the purchase price of the product rights by $375,000 to a total of $308,000 which has been fully amortized as of December 31, 2004. This has been reflected in the accompanying consolidated balance sheet (see Note 5).

NOTE 4. NOTES RECEIVABLE

Note Receivable, Other

The Company instituted litigation against the debtor and personal guarantor for default in payment of a promissory note of $325,000, with accrued interest in excess of approximately $36,000 at December 31, 2000. The original promissor assigned its obligations with written consent of the Company, after the Company filed a

NOTE 4. NOTES RECEIVABLE (Continued)

Note Receivable, Other (Continued)

lawsuit for default of the original note of $500,000 plus 15% interest, of which approximately $63,000 was unpaid at December 31, 1999. Although the debtor paid an initial cash payment of $250,000, its obligations of $325,000 plus $36,562 in interest were in default at October 31, 2000. No additional interest was recorded after that date because of uncertainty of collectibility. The Company is attempting to negotiate a settlement agreement with the debtor and the note's guarantor. An allowance for doubtful collectibility of the total outstanding principal balance, as well as all accrued interest, was recorded as of December 31, 2002.

NOTE 5. INTANGIBLE ASSETS

Amortized Intangible Assets:	Estimated Useful Lives (Years)	Cost	Accumulated Amortization	Net
Patents	18	$103,183	$ 34,225	$68,958
Product Rights (see Note 4)	3	308,000	308,000	-
		$411,183	$342,225	$68,958

Amortization expense for the years ended December 31, 2005 and 2004 was approximately $5,000 and $76,000, respectively.

Estimated Amortization Expense:	
For the year ending December 31:	
2006	$ 5,700
2007	5,700
2008	5,700
2009	5,700
2010	5,700

NOTE 6. STOCK SUBSCRIPTION RECEIVABLE

On December 30, 2004, employees and consultants exercised 89,000 options with strike prices ranging between $1.00 and $1.53. The Company recognized a receivable for the proceeds of $92,660 as of December 31, 2004 from these exercises and subsequently received payment in full in January 2005.

NOTE 7. INVENTORIES

Raw materials	$ 384,292
Work-in-process	794,814
Finished goods	274,482
Allowance	(12,500)
Total inventories	$ 1,441,088

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

	Estimated Useful Lives (Years)	
Land	-	$ 103,859
Building and improvements	6-40	1,411,358
Machinery and equipment	6-10	4,793,116
Computers and office equipment	5-10	271,640
Vehicles	7	66,046
Tools	3-10	100,971
		6,746,990
Less accumulated depreciation		3,589,598
		$ 3,157,392

Depreciation expense for the years ended December 31, 2005 and 2004 was approximately $502,000 and $318,000, respectively.

NOTE 9. PROFIT SHARING PLAN

The Company has terminated its 401(k) Profit Sharing Plan ("Plan") effective March 31, 2004. There were no contributions made during the years ended December 31, 2005 and December 31, 2004. However, the Company has distributed all the assets in the Plan to the participants subsequent to December 31, 2005. In addition to other investments, 68,000 shares of the Company's stock included in the Plan were transferred into IRA's of plan participants.

NOTE 10. INCOME TAXES

The Company accounts for income taxes under the provision of Statement of Financial Accounting Standards (SFAS) No. 109, "*Accounting for Income Taxes.*" SFAS No. 109 is an asset and liability approach for computing deferred income taxes.

A reconciliation of income taxes computed at the statutory federal rate to income tax expense (benefit) for the year ended December 31, 2005 is as follows:

	2005	2004
Tax provision at the statutory rate of 34%	$(67,000)	$(335,000)
State income taxes, net of federal income tax	(7,000)	(43,000)
Exercise of stock options	-	(77,000)
Change in valuation allowance	49,000	381,000
Stock options not exercised	23,000	60,000
Other	2,000	14,000
	$ -	$ -

As of December 31, 2005, the Company has consolidated net operating loss carry-forwards for federal income tax reporting purposes amounting to approximately $10,478,000 which expire in varying amounts to the year 2025.

NOTE 10. INCOME TAXES (Continued)

The Company has not recognized any benefit of such net operating loss carry-forwards in the accompanying consolidated financial statements in accordance with the provisions of SFAS No. 109 as the realization of this deferred tax benefit is not considered more likely than not. A 100% valuation allowance has been recognized to offset the entire effect of the Company's net deferred tax asset. The Company's net deferred tax asset position is composed primarily of the Company's net operating loss carry-forwards.

The components of the deferred tax asset at December 31, 2005 were as follows:

Net operating loss carry-forward	$3,943,000
Allowance for collectibility	170,000
Stock compensation	29,000
Accrued employee benefits	34,000
Inventory reserve	5,000
Depreciation and amortization	(266,000)
Less valuation allowance	(3,915,000)
Net deferred tax asset	$ -

In accordance with certain provisions of the Tax Reform Act of 1986, a change in ownership of greater than 50% of a corporation within a three-year period will place an annual limitation on the corporation's ability to utilize its existing tax benefit carry-forwards. The Company's utilization of its tax benefit carry-forwards may be restricted in the event of possible future changes in the ownership of the Company from the exercise of options or other future issuances of common stock.

The Company's federal and state income tax returns have not been examined by the respective taxing authorities for the past several years. The final determination of the amount and timing of currently payable income taxes is therefore subject to possible examination of these unexamined years by such respective taxing authorities.

NOTE 11. COMMON STOCK

Equity Financing

On May 9, 2003, the Company announced a five-year marketing and manufacturing agreement with CPI. In addition, the Company entered into a Stock Purchase Agreement and agreed to issue and sell 215,517 shares of American Access common stock to CPI. In consideration for the Shares, CPI agreed to pay to the Company, in cash, a purchase price of $1.16 per share for the Shares, for an aggregate purchase price of $250,000, payable as follows: $50,000 upon the Initial Closing and four (4) additional installments of $50,000 each at subsequent 90 day intervals following the Initial Closing. On May 4, 2004, the fourth $50,000 installment was collected.

On December 8, 2003, the Company announced an agreement to sell 365,286 shares of common stock to an institutional investor in a Private Investment Public Equity transaction for $370,000, an average price of $1.01 per share. The purchase price of the shares approximated the average closing price for the 30 trading days prior to the initial close. The closing of the initial installment of 143,000 shares for $130,000 was completed December 4, 2003. On February 6, 2004, the final installment for 222,286 shares was completed and $240,000 was collected. The closing on the balance of the agreement took place after a registration statement covering the resale of the shares by the investor was declared effective by the Securities and Exchange Commission. The sale was arranged directly between the Company and the investor and no sales commission were paid or options issued in connection with the private placement.

NOTE 11. COMMON STOCK (Continued)

Equity Financing (Continued)

On October 12, 2004, the Company sold 407,136 shares of common stock to four institutional investors in a private placement transaction for gross proceeds of $753,200, at a price of $1.85 per share. The 407,136 shares were priced at 99% of the average closing price of the common stock over the 15-day period prior to the execution of the contract. Under the terms of the transaction, the investors received options to purchase an additional 150,000 common shares, exercisable at $2.30 per share for a period of five years and the registered broker dealer firm which acted as the placement agent in connection with the purchase of such shares and options by two of the investors received options to purchase 6,700 common shares, exercisable at $2.30 per share for a period of five years. The proceeds of this funding were earmarked to purchase laser-cutting equipment that was installed during the first quarter, 2005.

The Company issued 45,000 shares of stock to an employee pursuant to an early retirement agreement in September 2003. The Company paid 2,500 shares of Company common stock on acceptance of the agreement and 42,500 shares of Company common stock in consideration of consulting services for the period October 14, 2003 through April 14, 2004. Stock-based compensation related to the 42,500 shares has been recorded as deferred compensation and was amortized over the life of the service agreement.

In May 2004 and August 2004, respectively, the Company issued 18,000 and 10,000 shares of common stock in lieu of cash to its outside legal counsel for services rendered.

In June 2004, the Company issued 39,209 shares of common stock to three separate individuals in settlement of claims.

NOTE 12. STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees."* Compensation cost for stock options, if any, is measured as the excess of the estimated market price of the Company's common stock at the date of grant, over the amount the recipient must pay to acquire the common stock.

Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation,"* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to retain its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123.

Stock Option Plan since inception

On January 10, 2000, the Board of Directors of the Company ("Board") authorized the 2000 Employee Stock Option Plan ("Stock Option Plan") for those employees, consultants, and advisors (the "Participants") of the Company who, in the judgment of the Company are or will become responsible for the direction and financial success of the Company. The adoption of the Stock Option Plan was ratified by the stockholders on June 29, 2000. The purpose of the Stock Option Plan is to provide the Participants with an increased incentive to make significant contributions to the long-term performance and growth of the Company. The Board authorized that 500,000 employee options and 300,000 Board of Director options be subject to this plan.

On January 10, 2000, the Company issued 515,000 employee options and 340,000 Board of Director options with an exercise price of $5.67 and a life of five years. Subsequent to the grant, 10,000 options were returned to the Company when an employee separated employment. Also in 2000, a former director exercised 60,000

NOTE 12. STOCK-BASED COMPENSATION (Continued)

Stock Option Plan since inception (Continued)

options in a cashless transaction for the difference in the exercise price of $5.67 and the closing price of $8.00 on the date of exercise and received 17,475 shares of common stock.

On August 15, 2001, the Board authorized an amendment of the 2000 Stock Option Plan. The Board authorized an additional 500,000 employee options and 300,000 Board of Director options be subject to this plan at an exercise price of $1.00. The amendment of the Stock Option Plan was ratified by the stockholders on December 21, 2001. On August 15, 2001, the Company issued 440,000 employee options and 400,000 Board of Director options with an exercise price of $1 and a life of five years. Also, on November 15, 2001 and December 1, 2001, the Company issued an additional 10,000 and 75,000 employee options with an exercise price of $1 and a life of five years. During 2001, 110,000 employee options and 120,000 Board of Director options were returned to the Company upon separations of employment and Board resignations.

On July 1, 2002, the Board authorized an additional amendment of the 2000 Stock Option Plan. The Board authorized and granted an additional 520,000 five-year employee options and 300,000 five-year Board of Director options at an exercise price of $0.78. The amendment to the Stock Option Plan was ratified by stockholders at the August 1, 2003 annual stockholders' meeting. During 2002, 110,000 employee options and 65,000 Board of Director options were returned to the Company upon separations of employment and Board resignations.

On December 2, 2003, the Board authorized a grant of 112,500 and 417,500 five-year employee options at an exercise price of $ 1.25 and $1.13, respectively, and 150,000 five-year Board of Director options at an exercise price of $1.13. The options authorized were existing options previously ratified by stockholders that were returned to the Company. During 2003, 10,000 employee options were exercised and 360,000 employee options and 120,000 Board of Director options were returned to the Company upon separations of employment and Board resignations.

At the 2003 annual meeting of stockholders, the elected Directors received only one-half of the options to which they were entitled under the 2000 Director Stock Option Plan. This was due to the lack of sufficient shares authorized for issuance under the Company's 2000 Director Stock Option Plan. However, because the 2004 Director Stock Option Plan provides that incumbent directors elected at the 2003 annual meeting will receive the balance of the 2003 options, these options were issued after the 2004 annual meeting of stockholders at the same time and the same option price of the options granted after the 2004 annual meeting of stockholders.

On January 3, 2003, the Company issued 20,000 options to purchase common stock in connection with services provided to the Company by two Advisory Board members with an exercise price of $1.00 per share.

As of December 31, 2003, the Company had 7,040,202 options outstanding to purchase common stock at exercise prices ranging from $0.56 to $25.00, 5,591,979 of which are options outstanding to employees and officers/directors.

In January 2004, 30,000 options were exercised by three commissioned salesmen. In August 2004, 10,000 options were exercised by a former Advisory Board member.

In March 2004, 65,000 Board of Directors options with a strike price of $0.78 were exercised, providing the Company $50,700 in net proceeds. Throughout 2004, 236,500 employee options and 30,000 options issued to

NOTE 12. STOCK-BASED COMPENSATION (Continued)

Stock Option Plan since inception (Continued)

a consultant with strike prices ranging between $0.78 and $1.53 were exercised, providing the Company $244,360 in net proceeds. Due to 89,000 of these options being exercised on December 30, 2004 the Company recognized a receivable of approximately $92,000 for proceeds related to these transactions. The funds were subsequently received in January 2005 (See Note 6).

In June 2004, the Company issued 20,000 options to an employee as an inducement to join the Company.

On July 23, 2004, stockholders approved the 2004 Employee Stock Incentive Plan, which authorizes the issuance of up to 1,500,000 shares of the Company's common stock, and the 2004 Director Stock Option Plan, which authorizes up to 1,000,000 shares of the Company's common stock. Both were approved by shareholders at the Annual Stockholders' Meeting held in July, 2004. Collectively, these Plans authorize the issuance of up to 2,500,000 shares of the Company's common stock.

Per both plans, stock options may be granted for any term specified by the Compensation Committee ("Committee"). The Committee may accelerate the exercisability of any option or portion thereof at any time. No Option will be exercisable after the expiration of ten years from the date an Option is granted (five years with respect to an ISO held by an Optionee who is a ten percent stockholder of the Company). Options will be exercisable at such times as determined by the Committee. Unless otherwise specified at the time of grant of the Option, an Option will become exercisable as to one-third of the shares in the first year after grant, an additional one-third on the first anniversary of the date of grant and fully exercisable on the second anniversary of the date of grant. An option granted under the Plan will generally expire on the first to occur of: (i) conviction of a felony against the Company (ii) three (3) months after the date of a termination of employment or retention for any reason other than death or (ii) six (6) months after death of the optionee; provided that the Committee may specify in the document governing the option that an Option may be exercisable during a longer period.

On July 26, 2004, the Board of Directors authorized a grant of 564,000 five-year employee stock options at an exercise price of $1.53 from the 2004 Employee Stock Incentive Plan and 430,000 five-year Board of Director stock options at an exercise price of $1.53 from the 2004 Director Stock Option Plan.

On July 26, 2004, the Company issued 20,000 options to purchase common stock to its two commissioned salesmen with an exercise price of $1.53 per share.

On October 6, 2004, as part of the private placement transaction during which $753,000 was raised to fund an upcoming capital equipment purchase, the Company issued 150,000 options to three institutional investors and 6,700 options to an outside consultant to purchase common stock with an exercise price of $2.30 per share.

As of December 31, 2004 the Company had 6,572,402 options outstanding to purchase common stock at exercise prices ranging from $0.56 to $10.00, 5,441,479 of which are options outstanding to employees and officers/directors.

On February 11, 2005, the Company issued 75,000 stock options with a strike price of $2.11 and on March 25 the Company issued 50,000 stock options with a strike price of $1.60 to new employees as an incentive.

NOTE 12. STOCK-BASED COMPENSATION (Continued)

Stock Option Plan since inception (Continued)

On May 25, 2005, the Company issued 10,500 stock options with a strike price of $1.67, the fair market value of the stock on the date of grant, to a new Director, pursuant to the Director's Stock Option Plan, which was approved by stockholders on July 23, 2004.

On August 1, 2005, the Company issued a total of 425,000 stock options with a strike price of $1.96, the fair market value of the stock on the date of the grant, to the Directors of the Company, pursuant to the Director's Stock Option Plan, which was approved by stockholders on July 23, 2004.

On August 25, 2005, the Company issued a total of 616,000 stock options with a strike price of $1.96, the fair market value of the stock on the date of the grant, to the Directors of the Company, pursuant to the Director's Stock Option Plan, which was approved by stockholders on July 23, 2004.

On August 25, 2005, the Company issued a total of 30,000 stock options with a strike price of $1.96, the fair market value of the stock on the date of the grant, to three commissioned salesmen, pursuant to the Employee's Stock Option Plan, which was approved by stockholders on July 23, 2004.

Changes in outstanding options for common stock are as follows:

	2005	2005 Weighted Average Exercise Price	2004	2004 Weighted Average Exercise Price
Outstanding at beginning of year	6,572,402	$2.56	7,040,202	$5.72
Options issued	1,206,500	$1.95	1,172,700	$1.63
Options exercised	-	-	(371,500)	$0.99
Options expired	(2,119,832)	$5.02	(1,269,000)	$19.65
Outstanding at end of year	5,659,070	$1.52	6,572,402	$2.56
Exercisable at end of year	5,659,070		6,572,402	

The following table summarizes information about outstanding options at December 31, 2005:

Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding December 31, 2005	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Prices	Range of Exercise Prices	Number Outstanding December 31, 2005	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Prices
$0.78 - $1.25	2,345,500	1.6	$.099	$0.78 - $1.25	2,345,500	1.6	$.099
$1.53 - $1.96	2,286,500	3.9	$1.75	$1.53 - $1.96	2,286,500	3.9	$1.75
$2.11 - $2.30	1,027,070	1.1	$2.25	$2.11 - $2.30	1,027,070	1.1	$2.25
Total	5,659,070			Total	5,659,070		

NOTE 13. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Major Vendors

The Company purchased sheet metal and related products from two primary vendors that, combined, represented approximately 17.8% and 16.3% of cost of sales for the years ended December 31, 2005 and 2004, respectively.

Major Customer - Chatsworth Products, Inc.

On May 9, 2003, the Company entered into a marketing and manufacturing agreement with Chatsworth Products, Inc. ("CPI"). The agreement established a five-year strategic alliance for the sale and manufacture of innovative zone cabling and wireless products developed by American Access. Under the terms of the agreement, the Company and CPI will co-market and co-manufacture the products and incorporate the brand names and patents of both companies. In connection with the alliance, CPI purchased 215,517 shares of American Access Common Stock in a private placement at $1.16 per share (see Note 11).

CPI purchased products representing approximately $1,813,000 or 21.5% and $1,595,000 or 23.7% of sales for the years ended December 31, 2005 and 2004, respectively. At December 31, 2005, the Company owed CPI approximately $93,000, which is included in Accrued Expenses in the accompanying consolidated balance sheet.

Contracts With Distributors

In addition to the Company's marketing and manufacturing agreement with CPI, the Company has also entered into Original Equipment Manufacturing ("OEM") Agreements with several companies. The agreements set forth terms whereby the companies may purchase products from the Company for resale to their customers within the U.S., Canada and Mexico. Revenue is recorded at such time as the units are shipped and title passes to the distributors. The agreements are for various terms and are automatically renewed annually unless terminated by either party, and contain, among other things, a warranty effective for one year after the date of sale.

Pending Litigation

On February 18, 2005, Florida's 18th Judicial Circuit Court ruled in favor of American Access related to a 2001 Agreement and Plan of Merger to merge with Defense Technology, Inc., formerly known as "DataWorld Solutions, Inc.", an unrelated entity. The Court ruled that American Access was justified in terminating the merger agreement and has initially awarded American Access damages including fees and costs incurred, the value of which remains to be determined, and therefore, no receivable has been recorded, in connection with the proposed merger and the resulting litigation.

On December 15, 2004, the Company filed seven suits in Small Claims Court in Clay County, Florida, related to a customer's default on a $38,000 account receivable for the ultra-violet light product. The entire past due balance is reflected in the bad debt allowance. The customer, Enhance-It, Inc., subsequently responded by filing a counter-suit claiming breach of contract, negligence, fraud and misrepresentation. The suit will be heard in the United States District for the District of South Carolina, Beaufort Division. Management's opinion regarding the outcome of this matter is that it is not possible at this time to predict with any certainty the outcome of this litigation.

NOTE 14. SEGMENT INFORMATION

The Company follows SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* which dictates the way the Company reports information about its operating segments.

The Company has two reportable segments, zone cabling products and formed metal products. As discussed in Note 1, the Company markets zone cabling products which are manufactured by Omega Metals, a former wholly-owned subsidiary now operating as a division. Omega Metals manufactures formed metal products of varying designs for customers, including the Company.

	2005			2004		
	Zone Cabling Products	Formed Metal Products	Total	Zone Cabling Products	Formed Metal Products	Total
Revenue from external customers	$3,093,342	$5,323,268	$8,416,610	$2,762,029	$3,978,308	$6,740,337
Inter-segment revenue	-	-	-	132,773	734,239	867,012
Investment income	4,372	7,445	11,817	14,591	-	14,591
Fixed asset additions	49,172	889,034	938,206	45,977	248,085	294,062
Depreciation and amortization	167,797	348,979	516,776	184,903	208,349	393,252
Segment (loss) gain	(72,547)	(123,525)	(196,072)	(1,316,603)	331,037	(985,566)
Segment assets	$2,475,539	$4,215,106	$6,690,645	$3,640,990	$2,768,823	$6,409,813

NOTE 15. SIGNIFICANT FOURTH QUARTER ADJUSTMENTS (UNAUDITED)

	2005		2004	
Net loss prior to fourth quarter adjustments		$(262,567)		$(878,228)
Adjustments:				
Workers compensation insurance	(20,000)		(33,000)	
Vacation accrual	(70,000)		-	
Legal expense	32,000		-	
Bad debt expense	(20,000)		-	
Patent expense	(17,291)		-	
Depreciation	23,564		-	
Prepaid tooling	-		107,770	
Inventory:				
Inventory	150,722		(182,108)	
Inventory allowance	(12,500)		-	
Total fourth quarter adjustments		66,495		(107,338)
Net loss per statement of operations		$(196,072)		$(985,566)

NOTE 16. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the Company's unaudited results of operations for the quarters during the years ended December 31, 2005 and 2004, respectively.

	Quarter Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Net Sales	$1,824,599	$2,111,098	$2,357,703	$2,123,210
Income/(Loss) Before Other Income/(Expense)	(111,412)	(8,294)	6,220	(152,091)
Net Income/(Loss)	$ (99,273)	$28,402	$ 9,006	$ (134,207)
Basic Net Loss Per Common Share	(.01)	.00	.00	(.03)
Weighted Average Common Share Outstanding	7,382,260	7,393,927	7,401,593	7,397,189

	Quarter Ended			
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Net Sales	$1,276,970	$1,754,514	$1,922,056	$1,786,797
Loss Before Other Expense	$ (299,263)	$ (224,058)	$ (136,158)	$ (310,092)
Net Loss	$ (293,515)	$ (200,290)	$ (191,421)	$ (300,340)
Basic Net Loss Per Common Share	(.05)	(.03)	(.03)	(.04)
Weighted Average Common Share Outstanding	6,342,986	6,739,367	6,793,582	6,918,063

Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during the period. Diluted loss per share has not been presented, as it would be anti-dilutive.